

Certificate No. *001*	TRUST CAPITAL	Units Issued: *5.00000*

NOBLE FERGUSON EL TRUST

a Common Law Express Pure Trust Organization

Pursuant to the Contract dated 04-25-2022 *creating the above said common law Express Pure Trust Organization and in compliance with all the terms and conditions contained thereof.* TRUST *holds* 500,000 *of* NOBLE FERGUSON EL TRUST *Trust Capital Units (corpus interest) subject to the following provisions, terms and conditions:*

1. The holder shall be entitled to a proportionate share of all distributions declared and made by the Trustee(s) in the ordinary course of business or upon liquidation of the trust Organization.
2. All units are fully paid and non-assessable when issued and no liability for the actions of the trust or Trustees shall inure to the holder.
3. The holder shall have no rights, powers, privileges, or interest in or control over the assets or management of this Trust Organization;
4. The holder can only transfer these units in compliance with the restrictions, terms and conditions set forth in the Declaration of Trust. A transfer must be expressly endorsed as provided below;
5. This certificate becomes null and void, and of no force or effect, at the death of the lawful Holder of record.
6. Distribution cannot be pledged or applied to debts or obligations; Distribution can only be given to the name on this Units of Beneficial Interest Certificate.

Issued on 04-25, 2022 *as authorized by the Board of Trustees*

BY: Noble-Ferguson-El

Noble Ferguson El for the Board of Trustees

DEED OF TRANSFER

For Value Received, Noble Ferguson El *hereby sells, conveys, exchanges, assigns and transfers to* NOBLE FERGUSON EL TRUST *the Trust Capital Units as evidenced by this certificate, in the amount of* 500,000 *of the units, and does hereby irrevocably appoint the Board of Trustees to transfer said units on the books of this Trust Organization with full power of substitution, and to issue new certificates to the lawful unit holders hereof.*

Dated: April 25th, 2022

Yoquesha-A-Terry

Yoquesha A. Terry,
Witness/Trustee

Noble-Ferguson-El

Noble Ferguson El,
Exchanger/Transferor